EXHIBIT 12

CASCADE NATURAL GAS CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
AND PREFERRED DIVIDEND REQUIREMENTS

	Twelve Months Ended
	31-Dec-04	30-Sep-04	30-Sep-03	30-Sep-02	30-Sep-01	30-Sep-00
	(dollars in thousands)

Fixed charges, as defined:
Interest expense	$12,149	$12,375	$12,363	$12,384	$10,509	$10,936
Amortization of debt issuance expense	538	618	696	652	607	607

Total fixed charges	$12,687	$12,993	$13,059	$13,036	$11,116	$11,543

Earnings, as defined:
Net income	$12,029	$13,302	$9,104	$10,762	$17,236	$15,374
Add (deduct):
Income taxes	6,828	7,559	4,733	5,781	9,278	9,051
Fixed charges	12,687	12,993	13,059	13,036	11,116	11,543

Total earnings	$31,544	$33,854	$26,896	$29,579	$37,630	$35,968
Ratio of earnings to fixed charges	2.49	2.61	2.06	2.27	3.39	3.12

Fixed charges and preferred dividend requirements:
Fixed charges	$12,687	$12,993	$13,059	$13,036	$11,116	$11,543
Preferred dividend requirements	—	—	—	—	—	6

Total	$12,687	$12,993	$13,059	$13,036	$11,116	$11,549

Ratio of earnings to fixed charges and preferred dividend requirements	2.49	2.61	2.06	2.27	3.39	3.12